GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEARS ENDED AUGUST 31, 2010 and 2009

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Golden Goliath Resources Ltd.

We have audited the consolidated balance sheets of Golden Goliath Resources Ltd. as at August 31, 2010 and 2009, and the consolidated statements of loss and deficit, shareholders’ equity and cash flows for each of the years in the three-year period ended August 31, 2010.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2010 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“Morgan & Company"

December 15, 2010

Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders, dated December 15, 2010, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada

“Morgan & Company”

December 15, 2010

Chartered Accountants

Tel: (604) 687 – 5841 Fax: (604) 687 – 0075 www.morgan-cas.com	MEMBER OF	P.O. Box 10007 Pacific Centre Suite 1488 – 700 West Georgia Street Vancouver, BC V7Y 1A1

GOLDEN GOLIATH RESOURCES LTD. (An Exploration Stage Company) CONSOLIDATED BALANCE SHEETS (Expressed in Canadian Dollars)

	AUGUST 31
	2010	2009

ASSETS

Current
Cash	$246,644	$169,781
Short term investments (Note 3)	1,650,000	405,000
Accounts receivable (Note 4)	74,060	164,327
Due from related parties (Note 10)	21,108	-
Prepaid expenses	22,085	13,149
	2,013,897	752,257

Exploration Advances	35,496	23,461
Mineral Property Acquisition Costs (Note 5)	334,773	334,773
Mineral Property Exploration Costs (Notes 5 and 15)	7,754,997	7,007,530
Property and Equipment (Note 6)	93,064	104,200

	$10,232,227	$8,222,221

LIABILITIES

Current
Accounts payable and accrued liabilities	$165,372	$39,879
Employment Benefit Obligations	37,000	26,000
	202,372	65,879

SHAREHOLDERS’ EQUITY

Share Capital (Note 7)	21,928,143	19,133,783

Contributed Surplus (Note 7)	2,061,321	1,569,184

Deficit	(13,959,609)	(12,546,625)
	10,029,855	8,156,342

	$10,232,227	$8,222,221

Approved on behalf of the Board of Directors:

“J. Paul Sorbara”	“Stephen W. Pearce”
Director	Director

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD. (An Exploration Stage Company) CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT (Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2010	2009	2008
Expenses

Amortization	$ 22,016	$23,800	$19,696
Automobile	3,121	3,288	3,519
Consulting (Note 10(e))	164,615	68,346	60,143
Foreign exchange loss (gain)	14,584	36,485	(16,460)
Investor relations	46,972	34,050	172,625
Management fees (Note 10(b))	120,000	120,000	120,000
Office and general (Note 10(d))	74,159	61,417	54,082
Professional fees	73,550	72,433	44,487
Rent and utilities	56,666	59,013	72,088
Transfer agent and filing fees	34,758	15,043	40,991
Travel	17,308	43,260	71,734
Stock based compensation	492,137	57,507	122,780
Wages and benefits (Note 10(c))	231,240	189,846	265,076
Loss Before Other Income (Expense)	(1,351,126)	(784,488)	(1,030,761)

Other Income (Expense)
Gain on sale of equipment	-	2,302	-
Write down of mineral property exploration costs	(74,298)	(1,435,660)	-
Sales taxes recovery	-	3,469	-
Interest income	12,440	18,194	209,684

Net Loss for the Year	(1,412,984)	(2,196,183)	(821,077)

Deficit, Beginning of Year	(12,546,625)	(10,350,442)	(9,529,365)

Deficit, End of Year	$ (13,959,609)	$(12,546,625)	$(10,350,442)

Loss Per Share – Basic and Diluted	$ (0.02)	$(0.04)	$(0.01)

Weighted Average Number of Shares Outstanding – Basic and diluted	72,302,874	60,934,037	60,875,845

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD. (An Exploration Stage Company) CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Expressed in Canadian Dollars)

	Common Shares				Total
	Without Par Value		Contributed		Shareholders’
	Shares	Amount	Surplus	Deficit	Equity

Balance, August 31, 2007	60,754,037	$18,905,829	$1,571,851	$(9,529,365)	$10,948,315

Stock options exercised	180,000	45,000	-	-	45,000
Fair value of options allocated to shares on exercise	-	182,954	(182,954)	-	-
Stock based compensation	-	-	122,780	-	122,780
Net loss for the year	-	-	-	(821,077)	(821,077)

Balance, August 31, 2008	60,934,037	19,133,783	1,511,677	(10,350,442)	10,295,018
Stock based compensation	-	-	57,507	-	57,507
Net loss for the year	-	-	-	(2,196,183)	(2,196,183)

Balance, August 31, 2009	60,934,037	19,133,783	1,569,184	(12,546,625)	8,156,342
Shares issued for private placements	19,721,466	2,958,220	-	-	2,958,220
Share issue cost	-	(279,524)	-	-	(279,524)
Fair value of agent’s warrants	-	115,664	-	-	115,664
Stock based compensation	-	-	492,137	-	492,137
Net loss for the year	-	-	-	(1,412,984)	(1,412,984)

Balance, August 31, 2010	80,655,503	$21,928,143	$2,061,321	$(13,959,609)	$10,029,855

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD. (An Exploration Stage Company) CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2010	2009	2008

Cash Provided By (Used For)

Operating Activities
Net loss for the year	$(1,412,984)	$(2,196,183)	$(821,077)
Items not affecting cash:
Amortization	22,016	23,800	19,696
Gain on sale of equipment	-	(2,302)	-
Stock based compensation	492,137	57,507	122,780
Unrealized foreign exchange loss	-	(2,036)	-
Write down of mineral property exploration costs	74,298	1,435,660	-

Changes in non-cash operating assets and liabilities:
Accounts receivable	90,267	12,849	(42,805)
Due from related parties	(21,108)	-	-
Prepaid expenses	(8,936)	13,341	(3,944)
Accounts payable and accrued liabilities	43,226	(43,760)	(194,231)
Employment benefit obligations	11,000	(20,000)	9,000
	(710,084)	(721,124)	(910,581)
Investing Activities
Exploration advances	(35,496)	-	-
Expenditures on mineral properties	(716,037)	(1,365,900)	(3,566,852)
Purchase of short term investments	(2,500,000)	-	-
Proceeds from redemption of short term investments	1,255,000	2,153,945	4,422,000
Purchase of property and equipment	(10,880)	(22,247)	(54,315)
Proceeds from sale of equipment	-	5,276	-
	(2,007,413)	771,074	415,594
Financing Activities
Share issuances for cash	2,958,220	-	45,000
Share issue costs	(163,860)	-	-
	2,794,360	-	45,000

Increase (Decrease) in Cash	76,863	49,950	(64,747)

Cash, Beginning of Year	169,781	119,831	184,578

Cash, End of Year	$246,644	$169,781	$119,831

Supplementary Cash Flow Disclosure And Non-Cash Investing and Financing Activities:
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-
Warrants issued for agent’s commission	$115,664	$-	$-

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Golden Goliath Resources Ltd. (the “Company”) is incorporated under the Business Corporations Act of British Columbia.  The Company is a public company listed on the TSX Venture Exchange (the “TSX.V”), trading under the symbol “GNG”.

The Company is in the exploration stage and is in the process of exploring its Mexican mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties and related deferred acquisition and exploration costs are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to develop the properties and upon future profitable production or proceeds from the disposition thereof.  Managements’ plan in this regard is to secure additional funds through future equity financings, which either may not be available or may not be available on reasonable terms.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization value may be substantially different from carrying value as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At August 31, 2010, the Company had not yet achieved profitable operations, had a working capital of $1,848,525 and expects to incur further losses in the development of its business, all of which casts substantial doubt on the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate and maintain future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) as prescribed by The Canadian Institute of Chartered Accountants (“CICA”) and are stated in Canadian dollars unless otherwise noted.

a)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Delta S.A. de C.V. of Mexico, and 4247 Investments Ltd. (inactive) of British Columbia. Significant inter-company balances and transactions have been eliminated on consolidation.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)  Variable Interest Entities

The CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, to provide accounting guidance related to variable interest entities (“VIE”).  A VIE is an entity in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company has determined that it does not have a primary beneficiary interest in a VIE.

c)   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management’s knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

Significant areas requiring the use of management estimates relate to the identification and capitalization of exploration costs, determination of impairment in the carrying values for long-lived assets, the existence of contingent assets and liabilities including asset retirement obligations, amounts recorded for related party transactions and balances, future income taxes and stock-based compensation valuations.  Management reviews significant estimates on a periodic basis and, when changes in estimates are necessary, makes adjustments prospectively.

d)   Foreign Currency Translation

The Company’s reporting currency is the Canadian dollar.  Transactions in United States (“US”) and Mexican (“MXN”) foreign currencies have been translated into Canadian dollars using the temporal method as follows:

i)

Monetary items at the rate prevailing at the balance sheet date;

ii)

Non-monetary items at the historical exchange rate;

iii)

Revenues and expenses at the average rate in effect during the applicable accounting period; and

iv)

Gains or losses arising on foreign currency translation are included in the statements of loss and deficit.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)   Cash and Cash Equivalents

Cash includes cash on hand, cash held in trust and demand deposits.  Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash which are subject to insignificant risk of change and have maturities of three month or less from the date of acquisition, held for the purpose of meeting short-term cash commitments rather than for investing or other purposes. Short term investments with initial maturities greater than three months are presented separately from cash and cash equivalents.

f)   Mineral Property Costs

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred and capitalized until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned. Amounts shown for the mineral property acquisition exploration costs represent costs incurred and are not intended to reflect present or future values. Capitalized costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge that changes in future conditions could require a material change in the recorded amounts.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of permits and the potential for problems arising from government conveyance accuracy, prior unregistered agreements or transfers, indigenous land claims, confirmation of physical boundaries, and title may be affected by undetected defects.  The

Company does not carry title insurance.  The Company has evaluated title to all of its mineral properties and believes, to the best of its knowledge, that evidence of title is adequate and acceptable given the current stage of exploration.

g)   Equipment

Equipment is recorded at cost and amortized on a straight-line basis over their estimated useful lives at the following rates:

Equipment	10% - 25%
Vehicles	25%

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)    Employee Future Benefits

The Company is subject to Mexican statutory laws and regulations governing employee termination benefits and accrues for employee future benefits based on management’s estimates of the expected payments.

These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Under Mexican labour law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause.

Employee future benefits are unfunded.

i)    Impairment of Long-Lived Assets

The Company periodically evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows resulting from the use of an asset and its eventual disposition is less than its carrying amount.

A mining enterprise in the exploration stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise. Mineral properties in the exploration stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist. However, a mining enterprise is required to consider the conditions for impairment write-down. The conditions include significant unfavourable economic, legal, regulatory, environmental, political and other factors. In addition management’s development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired the capitalized costs is written down to the estimated recoverable amount.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)   Asset Retirement Obligations

The Company applies CICA accounting standard 3110 – “Asset Retirement Obligations” to account for the obligations to reclaim and remediate the mineral properties.  Under the standard, the estimated fair value of the legal obligations are recognized in the period incurred, at the net present value of the cash flows required to settle the future obligations. A corresponding amount is capitalized to the related asset.  Asset retirement obligations are subject to accretion over time for increases in the fair value of the liabilities.

As of August 31, 2010, the Company had determined that there were no significant legal obligations for reclamation and remediation costs.  The Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates.  Changes in estimates are accounted for prospectively from the period estimates are revised.

k)   Share Capital

i)

Non-monetary consideration – The fair value of the shares issued is based on the trading price of those shares on the TSX.V on the grant date determined by the Board of Directors. Agent’s warrants, stock options and other equity instruments issued in non-monetary transactions are recorded at fair value determined by management using the Black-Scholes option pricing model. Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value using the residual method.

ii)

Stock based compensation – Compensatory stock option transactions with directors, officers, employees and outside consultants are charged to operations or capitalized to mineral properties with an offsetting credit to contributed surplus. Stock options which vest immediately are recorded at the date of grant. Stock options issued to directors, officers and employees that vest over time are valued at the grant date and recorded using the straight line method over the vesting period. Stock options issued to consultants that vest over time are valued at each vesting date as services are rendered. Consideration received on the exercise of stock options together with the related portion previously recorded in contributed surplus is credited to share capital.

iii)

Share issuance costs – Costs directly identifiable with the raising of share capital financing are charged against share capital.  Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets.  Share issuance costs related to uncompleted share subscriptions are charged to operations.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

l)    Earnings (Loss) Per Share

Earnings (loss) per share are calculated based on the weighted average number of shares outstanding. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and other similar instruments. Under this method, the dilutive effect on earnings per share is calculated to reflect the use of the proceeds that could be obtained upon the exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Basic and diluted losses per share are equal as the assumed conversion of outstanding options and warrants would be anti-dilutive.

m)  Income Taxes

Income taxes are calculated using the liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.  Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  Valuation allowances are provided when unrecognized net future income tax assets are not more likely than not to be realized.

n)

Financial Instruments

Accounts receivable are designated as loans and receivables and are measured at amortized cost.  Company designated cash and short term investments as held for trading assets, measured at fair value. Accounts payable and accrued liabilities and employment benefit obligations are designated as other financial liabilities and measured at amortized cost. Management did not identify any material embedded derivatives, which require separate recognition and measurement. The Company had neither available-for-sale, nor held-to-maturity financial instruments during the year ended August 31, 2010.

In 2009, the CICA amended Section 3862, “Amendment to Financial Instruments – Disclosures” to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

n)

Financial Instruments (Continued)

The Company has determined that no adjustments are currently required for transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. (Note 8)

o)

Assessing Going Concern

The Canadian Accountability Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The Company has adopted this amendment.

p)   Future Accounting Changes

Business Combination, Non-controlling Interest, and Consolidation

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. These standards are not expected to have an impact on the Company’s financial statements.

International Financial Reporting Standards (“IFRS”)

The AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP and IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The conversion date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been estimated at this time.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

3.

SHORT TERM INVESTMENTS

As at August 31, 2010, short term investments in the amount of $1,650,000 (2009 - $405,000) comprised Canadian investments in guaranteed investment certificates maturing on March 2, 2011 and effective interest rates of 0.8% (2009 – 0.7%).

4.

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	2010	2009

Sales taxes recoverable	$ 53,266	$ 75,084
Interest receivable	6,582	792
Other receivables	14,212	88,451
	$ 74,060	$ 164,327

5.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

Detailed exploration costs incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 15. Property payments made on the Company’s mineral property interests are included in the property descriptions below.

San Timoteo, Oro Leon, Nueva Union, La Reforma	$69,257
Oteros, La Esperanza, La Hermosa	-
Bufalo, La Barranca	-
Los Hilos, Las Bolas, El Manto, Don Lazaro, La Verde	187,123
Nopalera, Flor de Trigo	78,393
Corona, Beck, El Chamizal, El Canario, La Cruz	-
Las Trojas, La Gloria, Todos los Santos, Los Cantiles	-
$334,773

The Company has an extensive property portfolio of mining concessions, acquired mainly through staking, in the Uruachic District of Mexico covering approximately 10,000 hectares. The Company has various net smelter returns on specific claims forming a part of the Company’s properties. The net smelter returns range from 1% to 3%, which have buyouts ranging from US$250,000 to US$2,000,000.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

5.   MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

In May 2007 and amended October 2007 and June 2010, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 300,000 and 150,000 shares respectively to the Company over a period of three years from when the company lists its shares on a stock exchange. If the optionee has not listed its shares on a stock exchange by March 31, 2011 an additional $50,000 and 200,000 shares shall be payable to the Company. The agreement will terminate if the optionee has not listed its shares on a stock exchange by March 31, 2012. As of August 31, 2010 the shares have not been listed on a stock exchange or been received.

During the year ended August 31, 2010, $74,298 (2009 - $1,435,660) in deferred expenditures related to certain mineral claims were written off.  While the Company will continue to hold these claims, management currently do not view them as priorities and does not currently intend to conduct any exploration activities on these claims in the next year.

6.

PROPERTY AND EQUIPMENT

	2010
		ACCUMULATED
	COST	AMORTIZATION	NET

Equipment	$81,996	42,187	39,809
Vehicles	91,416	57,078	34,338
Land	18,917	-	18,917

	$192,329	99,265	93,064

	2009
		ACCUMULATED
	COST	AMORTIZATION	NET

Equipment	$71,117	36,758	34,359
Vehicles	91,415	40,491	50,924
Land	18,917	-	18,917

	$181,449	77,249	104,200

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

7.

SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

In January 2010, the Company closed a non-brokered private placement of 12,641,466 units at a price of $0.15 per unit for proceeds of $1,896,220. Each unit consisted of one share and one half of one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.25 for each warrant.

Once resale restrictions on the shares expire and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice. The Company paid a commission of $112,500 in cash and issued 742,000 agent’s warrants exercisable at $0.25 per share for two years valued at $78,994 (risk-free interest rate of 2.24%, dividend yield of Nil, volatility factor of 130.38%, an expected life of 2 years).

In February 2010, the Company closed a non-brokered private placement of 7,080,000 units at a price of $0.15 per unit for proceeds of $1,062,000. Each unit consisted of one share and one half of one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.25 for each warrant.

Once resale restrictions on the shares expire and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice. The Company paid a commission of $51,360 in cash and issued 342,400 agent’s warrants exercisable at $0.25 per share for two years valued at $36,670 (risk-free interest rate of 2.24%, dividend yield of Nil, volatility factor of 131.22%, an expected life of 2 years).

a)

Outstanding Warrants

As at August 31, 2010, there were 10,945,133 (2009 – Nil) share purchase warrants outstanding as follows:

	EXERCISE	NUMBER OF
EXPIRE DATE	PRICE	WARRANTS
January 21, 2012	$0.25	7,062,733
February 13, 2012	$0.25	3,882,400
		10,945,133

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

7.

SHARE CAPITAL (Continued)

a)

Outstanding Warrants (Continued)

A summary of changes in share purchase warrants is presented below:

	NUMBER OF	EXERCISE
	WARRANTS	PRICE
Outstanding and exercisable at August 31, 2008	18,352,726	$0.45
Warrants expired	(18,352,726)	$0.45
Outstanding and exercisable at August 31, 2009	-	-
Warrants granted	10,945,133	$0.25
Outstanding and exercisable at August 31, 2010	10,945,133	$0.25

b)

Stock Options

In May 7, 2010, the Company granted 2,325,000 incentive stock options to directors and employees of the Company and 375,000 incentive stock options to consultants of the Company, at a price of $0.25 per share, exercisable for a period of five years.

Stock based compensation on options granted during the period amounted to $492,137. The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 2.55% dividend yield of nil, volatility factor of 102.63%, and a weighted average expected life of the options of 5 years.

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, August 31, 2008	4,925,000	$ 0.36
Expired	(430,000)	0.36
Granted	1,150,000	0.10
Cancelled	(175,000)	0.38
Balance, August 31, 2009	5,470,000	$ 0.31
Expired	(515,000)	0.30
Granted	2,700,000	0.25
Cancelled	(230,000)	0.35
Balance, August 31, 2010	7,425,000	$ 0.29

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

7.

SHARE CAPITAL (Continued)

b)

Stock Options (Continued)

The following summarizes information about stock options outstanding at August 31, 2010:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	WEIGHTED			WEIGHTED
	AVERAGE	WEIGHTED		AVERAGE	WEIGHTED
NUMBER	REMAINING	AVERAGE	NUMBER	REMAINING	AVERAGE
OF	CONTRACTUAL	EXERCISE	OF	CONTRACTUAL	EXERCISE
OPTIONS	LIFE	PRICE	OPTIONS	LIFE	PRICE

7,425,000	2.84 years	$ 0.29	7,425,000	2.84 years	$ 0.29

8.

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the notes to these financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

As at August 31, 2010, the classification of the financial instruments, as well as their carrying values are shown in the table below:

	LEVEL	HELD FOR TRADING	LOANS AND RECEIVABLES/ AMORTIZED COST	TOTAL CARRYING VALUE	FAIR VALUE/ AMORTIZED COST
Financial assets
Cash	1	$ 246,644	$ -	$ 246,644	$ 246,644
Short term investments	1	1,650,000	-	1,650,000	1,650,000
Other receivables	3	-	20,794	20,794	20,794
Due from related parties	3	-	21,108	21,108	21,108
		$ 1,896,644	$ 41,902	$ 1,938,546	$ 1,938,546
Financial liabilities
Accounts payable and accrued liabilities	3	$ -	$ (165,372)	$ (165,372)	$ (165,372)
Employment benefit obligations	3	-	(37,000)	(37,000)	(37,000)
		$ -	$ (202,372)	$ (202,372)	$ (202,372)

The carrying values of the Company’s accounts receivable, accounts payable and accrued liabilities were a reasonable approximation of fair value.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

8.   FINANCIAL INSTRUMENTS (Continued)

The Company has determined the estimated fair values of its financial instruments based on the following fair value valuation hierarchy:

Level 1 –

Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 –

Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 –

Inputs that are not based on observable market data.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board of Directors approves and monitors the risk management process.  The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit and Interest Rate Risk

The Company is primarily exposed to credit risk on its bank accounts and short term investments.  Credit and interest rate risk exposure are limited by placing its cash with Canadian high-credit quality financial institutions.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash.  The Company believes that these sources will be sufficient to cover the expected cash requirements.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk and commodity price risk.

The Company operations in Canada and Mexico are subject to foreign currency fluctuations.  The Company’s operating expenses and expenditures are incurred in Canadian dollars and Mexican Pesos, and the fluctuation of the Canadian dollar in relation to Mexican Peso will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

8.   FINANCIAL INSTRUMENTS (Continued)

Market Risk (Continued)

Financial assets and liabilities denominated in currencies other than the Canadian dollar were as follows:

AUGUST 31, 2010
	Financial	Financial
	Assets	Liabilities

Mexican Peso	$ 69,286	$ 79,501

Based on the above net exposures at August 31, 2010, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the Mexican Peso would result in an increase/decrease of $1,000 in the Company’s loss from operations.

Commodity Price Risk

The Company is exposed to price risk with respect to commodity prices.  Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities.  The Company closely monitors commodity prices as they relate to precious metals and the stock market to determine the appropriate course of action to be taken by the Company.

9.   CAPITAL DISCLOSURES

The Company was formed for the purpose of acquiring exploration stage mineral properties.  The directors determine the Company’s capital structure and make adjustments to it based on funds available to the Company, in order to support the acquisition, exploration and future development of mineral properties.

The Company is dependent upon external financing to fund future exploration programs and its administrative costs.  The Company will spend existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and to seek to acquire an interest in additional properties if management feels there is sufficient geologic or economic potential provided it has adequate financial resources to do so.

The directors review the Company’s capital management approach on an ongoing basis and believe that this approach, given the relative size of the Company, is reasonable. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

9.   CAPITAL DISCLOSURES (Continued)

The Company considers the items included on the balance sheet in shareholders’ equity as capital.  The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders.  The Company is not subject to externally imposed capital requirements.

10.  RELATED PARTY TRANSACTIONS

a)

During the year ended August 31, 2010, the Company paid $120,000 (2009 and 2008 - $120,000) recorded as management fees for geological and management services to a company controlled by a director.

b)

During the year ended August 31, 2010, the Company paid $40,993 (2009 - $44,020, 2008 - $51,186) in wages and benefits to a director.

c)

During the year ended August 31, 2009, the Company paid $47,689 (2009 - $53,330, 2008 - $54,300) in respect of corporate office and administration and other costs to a management company controlled by a director of the Company.

d)

During the year ended August 31, 2010, the Company paid $60,000 (2009 - $60,000, 2008 - $60,000) in consulting fees to a director of the Company.

e)

Due from related party consist of $21,108 (2009 - $Nil) due from a company controlled by a director. Subsequent to year end this amount was repaid.

11.  INCOME TAXES

The Company is subject to income taxes on its unconsolidated financial statements in Canada and Mexico.  The consolidated provision for income taxes varies from the amount that would be computed from applying the combined statutory income tax rates to the net loss before taxes were approximately as follows:

	2010	2009

Combined statutory tax rate	29%	$30%

Expected income tax recovery	(410,000)	(663,000)
Non-deductible differences	143,000	17,000
Future Income tax expense resulting from change in tax rate	(141,000)	-
Effect of changes in tax rate	(3,000)	36,000
Tax benefits not recognized	411,000	610,000
Income tax provision	$ -	$-

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

11.  INCOME TAXES (Continued)

The significant components of the Company’s future income tax assets were approximately as follows:

	2010	2009

Capital assets	19,000	$12,000
Mineral properties	770,000	698,000
Losses available for future periods	2,440,000	2,316,000
Share issue costs	39,000	20,000
Valuation allowance	(3,268,000)	(3,046,000)

Net future income tax asset	$ -	$-

The Company has Canadian and Mexican non-capital losses of approximately $8,719,000 which may be carried forward and applied against taxable income in future years.  These losses expire as follows:

CANADA		MEXICO

2011	$354,000	2011	$298,000
2012	-	2012	1,030,000
2013	-	2013	1,074,000
2014	-	2014	424,000
2015	362,000	2015	124,000
2026	404,000	2016	219,000
2027	535,000	2017	1,512,000
2028	530,000	2018	192,000
2029	515,000	2019	215,000
2030	667,000	2020	241,000
	$3,367,000		$5,329,000

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

12.  SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration.  All mineral properties are located in Mexico.  Assets by geographic segment, at cost, are as follows:

	CANADA	MEXICO	TOTAL
August 31, 2010

Current assets	$1,942,553	$71,344	$2,013,897
Equipment	$10,656	$82,407	$93,064
Exploration advances	$-	$35,496	$35,496
Mineral property costs	$-	$8,089,770	$8,089,770
Total assets	$1,953,210	$8,279,017	$10,232,227
Interest income	$12,440	$-	$12,440
Net loss	$1,077,853	$323,756	$1,412,984

	CANADA	MEXICO	TOTAL

August 31, 2009

Current assets	$680,295	$71,962	$752,257
Equipment	$12,247	$91,953	$104,200
Exploration advances	$-	$23,461	$23,461
Mineral property costs	$-	$7,342,303	$7,342,303
Total assets	$716,003	$7,506,218	$8,222,221
Interest income	$17,770	$424	$18,194
Net loss	$524,263	$1,671,920	$2,196,183

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) that differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”).  The major differences between Canadian and US GAAP, which affects the Company’s financial statements, are described below and the effect on the financial statements is summarized as follows:

Consolidated Balance Sheets

	2010	2009	2008

ASSETS
Total Assets, Canadian GAAP	$10,232,227	$8,222,221	$10,795,721

Deferred Mineral Property Acquisition Cost	(334,773)	(334,773)	(334,773)
Deferred Mineral Property Exploration Costs	(7,754,997)	(7,007,530)	(7,449,608)

Total Assets, US GAAP	$2,142,457	$879,918	$3,011,340

LIABILITIES
Total Liabilities, Canadian and US GAAP	$202,372	$65,879	$500,703

SHAREHOLDERS’ EQUITY
Share Capital and Contributed Surplus, Canadian and US GAAP	$23,989,464	$20,702,967	$20,645,460
Deficit and Accumulated Other Comprehensive Income, US GAAP	(22,049,379)	(19,888,928)	(18,134,823)

Shareholders’ Equity, US GAAP	$1,940,085	$814,039	$2,510,637
	$2,142,457	$879,918	$3,011,340

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

Consolidated Statements of Loss and Deficit

	2010	2009	2008

Loss for the year under Canadian GAAP	$(1,412,984)	$(2,196,183)	$(821,077)
Foreign exchange loss (gain)	14,584	36,485	(16,460)
Mineral exploration expenditures	(821,765)	(993,581)	(4,021,358)
Write down of mineral property exploration costs	74,298	1,435,660	-

Loss under US GAAP	(2,145,867)	(1,717,619)	(4,858,895)

Comprehensive income
Foreign exchange translation adjustment	(14,584)	(36,485)	16,460
Comprehensive income (loss) under US GAAP	$(2,160,451)	$(1,754,104)	$(4,842,435)

Weighted average number of common shares outstanding under US GAAP	60,934,037	60,934,037	60,875,845

Loss per share under US GAAP	$(0.04)	$(0.03)	$(0.08)

     Consolidated Statements of Cash Flows

	2010	2009	2008

Cash flows from operating activities
Under Canadian GAAP	$(710,084)	$(721,124)	$(910,581)
Mineral exploration expenditures	(739,498)	(1,365,900)	(3,566,852)
Cash used for operating activities under US GAAP	$(1,449,582)	$(2,087,024)	$(4,577,433)

Cash flows from financing activities
Under Canadian and US GAAP	$2,794,360	$-	$45,000

Cash flows from investing activities
Under Canadian GAAP	$(2,077,413)	$771,074	$800,834
Mineral exploration expenditures	739,498	1,365,900	3,566,852
Cash from (used in) investing activities under US GAAP	$(1,267,915)	$2,136,974	$4,367,686

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

a)   Acquisition of Mineral Properties and Capitalized Exploration Costs

Under Canadian GAAP both acquisition and exploration expenditures are capitalized. Under US GAAP in accordance with Emerging Issues Task Force (“EITF”) No. 04-02 – “Whether Mineral Rights are Tangible or Intangible Assets”, mineral property acquisition costs are capitalized and mineral property exploration expenditures are expensed for periods ending after April 1, 2004. For US GAAP, the Company has expensed all mineral property acquisition and exploration expenditures.

b)   Cumulative Since Inception Disclosure

The Company is not required and has opted to not report such information for Canadian reporting and for US GAAP purposes; the Company is considered an exploration stage company.  Statement of Financial Accounting Standards No. 7 – “Accounting and Reporting by Development Stage Enterprises” requires the disclosure of cumulative-to-date information for each line item on the statements of operations and cash flow plus annual summaries of each component of shareholders’ equity since inception.  Under Canadian GAAP, Accounting Guideline “AcG 11 – Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants, does not require reporting of this information.  Had the consolidated financial statements been prepared in accordance with US GAAP such information would have been disclosed.

c)

Financial Instruments and Other Comprehensive Income

Effective September 1, 2007, the Company adopted CICA accounting standards related to Comprehensive Income and Financial Instruments.  These accounting statements have been adopted on a prospective basis and prior periods have not been restated.  The adoption of these standards in Canada eliminated previous US GAAP reconciliations with respect to the recognition and measurement of financial instruments.

d)   Recent United States Accounting Pronouncements

The Accounting Standards Codification - In June 2009, the Financial Accounting Standards Board, or FASB, established the Accounting Standards Codification (“ASC”), to become the single source of authoritative U.S. GAAP to be applied by nongovernmental entities. The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the Securities and Exchange Commission (“SEC”), and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting guidance not included in the ASC is non-authoritative. It became effective for interim and annual reporting periods ending after September 15, 2009. The adoption had no impact on the Company‘s financial statements, other than the references to authoritative U.S. GAAP.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

d)   Recent United States Accounting Pronouncements (Continued)

Foreign Currency Issues - In May 2010, the ASC guidance relating to foreign currency issues: multiple foreign currency exchange rates was updated. The update codifies an announcement made by the SEC Observer at the March 2010 meeting of the FASB‘s Emerging Issues Task Force (“EITF”). The announcement clarified the accounting required when there are differences between amounts recorded for financial reporting purposes versus the underlying U.S. dollar denominated values upon transition to highly inflationary accounting. The update was effective as of March 18, 2010. The updated guidance did not have an impact on the Company‘s financial statements.

Subsequent Events - In February 2010, the ASC guidance was amended to clarify that SEC filers must still evaluate subsequent events through the issuance date of their financial statements; however, they are not required to disclose that date in their financial statements. The amendment was effective on issuance.

Fair Value Measurements - In April 2009, the ASC guidance was updated to provide additional guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased, the factors that should be considered when determining whether a debt security is other than temporarily impaired, and expanded the disclosures required for other-than-temporary impairments for debt and equity securities. Also in April 2009, the guidance for financial instruments was updated to require disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The Company adopted the updated guidance for the annual reporting period beginning September 1, 2009. The adoption had no impact on the Company‘s financial statements.

In January 2010, the ASC guidance for disclosures about fair value measurements was updated, providing amendments to the guidance which requires entities to disclose separately the amounts of significant transfers in and out of Level 1, Level 2 and Level 3 fair value measurements. The disclosures related to Level 1 and Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009 and the disclosures related to Level 3 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2010. The updated guidance will have no impact on the Company‘s financial statements.

In August 2009, the ASC guidance was updated to clarify how entities should estimate the fair value of liabilities.  The amended guidance on measuring liabilities at fair value is effective for the first interim or annual reporting period beginning after August 28, 2009. The updated guidance had no impact on the Company‘s financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

d)   Recent United States Accounting Pronouncements (Continued)

Useful Life of Intangible Assets - In April 2008, the ASC guidance for determination of the useful life of intangible assets was updated. The guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. It became effective for the Company‘s annual reporting period beginning September 1, 2009 and had no impact on the Company‘s financial statements.

Business Combinations - In December 2007, the ASC guidance for business combinations was updated, which requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose information on the nature and financial effect of the business combination. In April 2009, the guidance was further updated to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The Company adopted the provisions beginning September 1, 2009 to be applied to all future business combinations. The adoption did not have any impact on the Company‘s financial statements.

Variable Interest Entities - In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise‘s variable interest gives it a controlling financial interest in a variable interest entity. This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity‘s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance is effective as of the beginning of each reporting entity‘s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The adoption of this guidance did not have an impact on the Company‘s financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

14.  SUBSEQUENT EVENTS

a)

The Company announced that it has reached mutually acceptable terms for an option and joint venture agreement with a Mexican subsidiary of Agnico-Eagle Mines Ltd. Under the terms of the option agreement, Agnico's Mexican subsidiary has the right to earn a 51% interest in the Las Bolas and Los Hilos properties by spending $5,000,000 on the properties over a period of five years.  The first year's work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon exercising its option, Agnico will have the right to earn an additional 20% interest by completing a feasibility study or by spending an additional $10,000,000 over another period of five years.

b)

The Company issued 150,000 shares for proceeds of $18,000 pursuant to the exercise of warrants.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

15.  EXPLORATION COSTS

	San Timoteo La Reforma	Oteros	Bufalo	Los Hilos Las Bolas	Nopalera	Corona El Chamizal	Other	Total
Balance, August 31, 2009	$3,679,972	$15,549	$39,982	$2,866,997	$277,671	$65,181	$62,178	$7,007,530

Incurred during the year
Assaying	--	--	--	132,869	504	--	--	133,373
Drilling	--	--	--	135,984	--	--	--	135,984
Geology and mapping	220	--	--	109,609	--	--	514	110,343
Property rights	12,928	2,506	20,380	3,156	7,146	10,876	1,839	58,831
Travel	12,318	--	--	13,459	850	1,586	825	29,038
Road construction and site	3,637	--	--	53,902	9,456	--	--	66,995
Facilities and other	41,619	--	--	170,754	33,428	29,981	11,419	287,201
Expenditures in the year	70,722	2,506	20,380	619,733	51,384	42,443	14,597	821,765
Write down	--	(18,055)	--	(5,202)	--	--	(51,041)	(74,298)
Balance, August 31, 2010	$3,750,694	$--	$60,362	$3,481,528	$329,055	$107,624	$25,734	$7,754,997

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010 AND 2009

(Expressed in Canadian Dollars)

15.  EXPLORATION COSTS (Continued)

	San Timoteo La Reforma	Oteros	Bufalo	Los Hilos Las Bolas	Nopalera	Corona El Chamizal	Other	Total
Balance, August 31, 2008	$4,965,167	$12,754	$26,069	$2,081,031	$265,842	$49,911	$48,834	$7,449,608

Incurred during the year
Assaying	58,255	--	--	94,154	--	--	--	152,409
Drilling	--	--	--	434,750	--	--	--	434,750
Geology and mapping	12,884	--	--	79,580	--	--	--	92,464
Property rights	13,113	2,795	13,913	4,340	10,565	1,717	1,382	47,825
Travel	14,708	--	--	16,257	--	516	--	31,481
Road and construction site	11,873	--	--	29,355	--	--	--	41,228
Facilities and other	39,621	--	--	127,292	1,264	13,037	11,962	193,176
Expenditures in the year	150,465	2,795	13,913	785,966	11,829	15,270	13,344	993,582
Write down	(1,435,660)	--	--	--	--	--	--	(1,435,660)
Balance, August 31, 2009	$3,679,972	$15,549	$39,982	$2,866,997	$277,671	$65,181	$62,178	$7,007,530